SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934
For the month of May, 2006
General Company of Geophysics
(Translation of Registrant’s Name Into English)
1, rue Léon Migaux
91341 Massy
France
(33) 1 64 47 3000
(Address of principal executive offices)
Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F ☑ Form 40-F
(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)
Yes ☐ No ☑
(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82 —                     .)

FORWARD-LOOKING STATEMENTS	3

Item 1 FINANCIAL STATEMENTS	4
Unaudited Interim Consolidated Balance Sheets as of March 31, 2006 and December 31, 2005	4
Unaudited Interim Consolidated Statements of Operations for the three months ended March 31, 2006 and 2005	5
Unaudited Interim Consolidated Statements of Cash Flows for the three months ended March 31, 2006 and 2005	6
Unaudited Interim Consolidated Statements of Changes in Shareholders’ Equity during the year ended December 31, 2005 and the three months ended March 31, 2006	7
Notes to Unaudited Interim Consolidated Financial Statements	8
Item 2 MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS	14
Item 3 CONTROLS AND PROCEDURES	24

FORWARD-LOOKING STATEMENTS
          This document includes forward-looking statements. We have based these forward-looking statements on our current views and assumptions about future events.
          These forward-looking statements are subject to risks, uncertainties and assumptions we have made, including, among other things:
•	changes in international economic and political conditions, and in particular in oil and gas prices;
•	our ability to reduce costs;
•	our ability to finance our operations on acceptable terms;
•	the timely development and acceptance of our new products and services;
•	the effects of competition;
•	political, legal and other developments in foreign countries;
•	the timing and extent of changes in exchange rates for non-U.S. currencies and interest rates;
•	the accuracy of our assessment of risks related to acquisitions, projects and contracts, and whether these risks materialize;
•	our ability to integrate successfully the businesses or assets we acquire, including Exploration Resources ASA;
•	our ability to sell our seismic data library;
•	our ability to access the debt and equity markets during the periods covered by the forward-looking statements, which will depend on general market conditions and on our credit ratings for our debt obligations; and
•	our success at managing the risks of the foregoing.
     We undertake no obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise. In light of these risks, uncertainties and assumptions, the forward-looking events discussed in this document might not occur.

Item 1: FINANCIAL STATEMENTS
COMPAGNIE GÉNÉRALE DE GÉOPHYSIQUE, S.A.
CONSOLIDATED BALANCE SHEETS

	March 31,	December 31,
	2006	2005
(amounts in € millions)	(unaudited)	restated

ASSETS

Cash and cash equivalents	149.8	112.4
Trade accounts and notes receivable, net	305.6	297.5
Inventories and work-in-progress, net	154.1	139.5
Income tax assets	10.9	10.1
Other current assets, net	43.9	41.5
Assets held for sale	—	3.5
Total current assets	664.3	604.5
Deferred tax assets	30.2	31.6
Investments and other financial assets, net	15.5	15.3
Investments in companies under equity method	41.6	44.4
Property, plant and equipment, net	501.5	480.1
Goodwill and intangible assets, net	372.6	389.2
Total non-current assets	961.4	960.6
TOTAL ASSETS	1,625.7	1,565.1

LIABILITIES AND SHAREHOLDERS’ EQUITY

Bank overdrafts	12.2	9.3
Current portion of financial debt	41.8	157.9
Trade accounts and notes payable	151.5	178.5
Accrued payroll costs	63.1	57.8
Income taxes payable	37.1	29.3
Advance billings to customers	27.3	19.5
Provisions – current portion	19.1	17.7
Other current liabilities	37.6	35.2
Total current liabilities	389.7	505.2
Deferred tax liabilities	50.7	56.9
Provisions – non-current portion	18.4	18.4
Financial debt	365.2	242.4
Derivative on convertible bonds	23.8	11.3
Other non-current liabilities	22.0	20.7
Total non-current liabilities	480.1	349.7

Common stock, 29,091,634 shares authorized 17,155,367 shares with a €2 nominal value issued and outstanding at March 31, 2006; 17,081,680 at December 31, 2005	34.3	34.2
Additional paid-in capital	376.3	372.3
Retained earnings	283.3	291.0
Treasury shares	2.0	(1.1)
Net income (loss) for the period – Attributable to the Group	46.2	(7.8)
Income and expense recognized directly in equity	1.9	(1.4)
Cumulative translation adjustment	0.1	11.3
Total shareholders’ equity	744.1	698.5
Minority interests	11.8	11.7
Total shareholders’ equity and minority interests	755.9	710.2
TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	1,625.7	1,565.1
See notes to Consolidated Financial Statements

COMPAGNIE GÉNÉRALE DE GÉOPHYSIQUE, S.A.
UNAUDITED CONSOLIDATED STATEMENTS OF OPERATIONS

	Three months ended
	March 31,
	2006	2005
		restated (1)
(amounts in € millions, except per share data)	(unaudited)	(unaudited)
Operating revenues	322.1	194.4
Other income from ordinary activities	0.4	0.2
Total income from ordinary activities	322.5	194.6
Cost of operations	(202.1)	(152.5)
Gross profit	120.4	42.1
Research and development expenses — net	(8.8)	(7.7)
Selling, general and administrative expenses	(28.6)	(19.8)
Other revenues (expenses) — net	1.5	0.9
Operating income	84.5	15.5
Expenses related to financial debt	(8.3)	(5.8)
Income provided by cash and cash equivalents	1.3	0.4
Cost of financial debt, net	(7.0)	(6.4)
Variance on derivative convertible bonds	(12.4)	(15.0)
Other financial income (loss)	(1.7)	0.7
Income (loss) of consolidated companies before income taxes	63.4	(4.2)
Income taxes	(19.6)	(8.3)
Net income from consolidated companies	43.8	(12.5)
Equity in income (losses) of investees	2.7	3.8
Net income (loss)	46.5	(8.7)

Attributable to :
Shareholders	46.2	(8.8)
Minority interest	0.3	0.1

Weighted average number of shares outstanding	17,118,524	11,742,580
Dilutive potential shares from stock-options (2)	360,631	195,045
Dilutive potential shares from convertible bonds (3)	252,500	1,400,000
Adjusted weighted average number of shares and assumed option exercises when dilutive (2) (3)	17,479,754	11,742,580
Net earning per share attributable to shareholders
Basic	2.70	(0.75)
Diluted	2.64	(0.75)

(1)	Restatement of IFRS financial statements based on same standards than those used in our 20F for the year ended December 31, 2005 filed with the SEC on May 9, 2006.

(2)	For the period ended March 31, 2005, the effect of stock options was anti-dilutive.

(3)	For the periods ended March 31, 2005 and March 31, 2006, the effect of convertible bonds was anti-dilutive.
See notes to Consolidated Financial Statements

COMPAGNIE GÉNÉRALE DE GÉOPHYSIQUE, S.A.
UNAUDITED CONSOLIDATED STATEMENTS OF CASH FLOWS

	Three months ended March 31,
	2006	2005
	(unaudited)	(unaudited)
(amounts in € millions)		restated(1)
OPERATING
Net income (loss)	46.5	(8.7)
Depreciation and amortization	24.1	16.1
Multi-client surveys amortization	19.0	14.0
Variance on provisions	3.3	3.6
Expense & income calculated on stock-option	0.1	0.1
Net gain on disposal fixed assets	(1.5)	0.3
Equity in income of affiliates	(2.7)	(3.8)
Dividends received from affiliates	4.1	4.2
Other non-cash items	13.1	15.1
Net cash including net cost of financial debt and income taxes	106.0	40.9
Less net cost of financial debt	7.0	5.4
Less income taxes expenses	19.6	8.3
Net cash excluding net cost of financial debt and income taxes	132.6	54.6
Income taxes paid	(16.1)	(6.7)
Net cash before changes in working capital	116.5	47.9
— change in trade accounts and notes receivables	0.3	(28.7)
— change in inventories and work-in-progress	(16.0)	(1.8)
— change in other currents assets	3.8	2.9
— change in trade accounts and notes payable	(30.0)	(4.7)
— change in other current liabilities	10.8	(1.1)
Impact of changes in exchange rate	(3.2)	3.3
Net cash provided by operating activity	82.2	17.8

INVESTING
Total purchases of tangible and intangible assets (included variation of fixed assets suppliers))	(56.0)	(13.5)
Increase in multi-client surveys	(10.4)	(6.3)
Proceeds from disposals tangible and intangible	5.4	—
Total net proceeds from financial assets	—	—
Total net acquisition of Investments	—	(0.4)
Impact of change in consolidation scope	—	—
Variation in loans granted	—	0.4
Variation in subsidies for capital expenditures	—	0.1
Variation in other financial assets	0.1	(0.2)
Acquisition & proceeds Group	—	—
Net cash from investing activities	(60.9)	(19.9)

FINANCING
Repayment of long-term debt	(120.0)	(55.4)
Total issuance of long-term debt	139.8	1.2
Reimbursement on leasing	(10.1)	(2.4)
Change in short-term loans	3.0	3.5
Financial expenses paid	(1.1)	(2.9)
Net proceeds from capital increase
— from shareholders	3.8	3.1
— from minority interest of integrated companies	—	—
Dividends paid and share capital reimbursements
Buying & sales of own shares	3.1	0.1
Net cash provided by financial activities	18.6	(52.8)
Effects of exchange rate changes on cash	(2.5)	4.1
Net increase (decrease) in cash and cash equivalents	37.4	(50.8)
Cash and cash equivalents at beginning of year	112.4	130.6
Cash and cash equivalents at end of period	149.8	79.8

(1)	Restatement of IFRS financial statements based on same standards than those used in our 20F for the year ended December 31, 2005 filed with the SEC on May 9, 2006.
See notes to Consolidated Financial Statements

COMPAGNIE GÉNÉRALE DE GÉOPHYSIQUE, S.A.
CONSOLIDATED STATEMENTS OF CHANGES
IN UNAUDITED CONSOLIDATED SHAREHOLDERS’ EQUITY
(UNAUDITED)

						Income and				Total
						expense				shareholders’
	Number of		Additional			recognized	Cumulative	Total		equity and
	shares	Share	paid-in	Retained		directly	translation	shareholders’	Minority	minority
	issued	capital	capital	earnings	Treasury shares	in equity	adjustment	equity	interest	interest
	(amounts in millions of euros)

Balance at January 01, 2005	11,682,218	23.4	173.4	208.1	1.8	3.7	(17.2)	393.2	9.1	402.3
Capital increase	4,251,962	8.5	199.1					207.6		207.6
Conversion of convertible bonds	1,147,500	2.3	54.0	28.9				85.2		85.2

Net income				(7.8)				(7.8)	1.0	(6.8)
Cost of share-based payment				0.4				0.4	(0.2)	0.2

Operations on treasury shares					(2.9)			(2.9)		(2.9)
Financial instruments :
variance and transfer to income statement (1)						(5.7)		(5.7)		(5.7)
Foreign currency translation:
variance and transfer to income statement (2)							28.5	28.5	1.8	30.3

Income and expense recognized directly in equity (1) + (2)						(5.7)	28.5	22.8	1.8	24.6
Others			(54.2)	53.6		0.6		—		—

Balance at December 31, 2005	17,081,680	34.2	372.3	283.2	(1.1)	(1.4)	11.3	698.5	11.7	710.2
Capital increase	73,687	0.1	4.0					4.1		4.1

Net income				46.2				46.2	0.3	46.5
Cost of share-based payment				0.1				0.1		0.1

Operations on treasury shares					3.1			3.1		3.1
Financial instruments :
variance and transfer to income statement (1)						3.3		3.3		3.3
Foreign currency translation:
variance and transfer to income statement (2)							(11.2)	(11.2)		(11.4)

Income and expense recognized directly in equity (1) + (2)						3.3	(11.2)	(7.9)	(0.2)	(8.1)

Others

Balance at March 31, 2005	17,155,367	34.3	376.3	329.5	2.0	1.9	0.1	744.1	11.8	755.9
See notes to Consolidated Financial Statements

COMPAGNIE GÉNÉRALE DE GÉOPHYSIQUE, S.A.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(UNAUDITED)
      Note 1—Summary of significant accounting policies
     Compagnie Générale de Géophysique, S.A. (“the Company”) and its subsidiaries (together, the “Group”) is a global participant in the geophysical services industry, providing a wide range of seismic data acquisition, processing and interpretation services as well as related processing and interpretation software to clients in the oil and gas exploration and production business. It is also a global manufacturer of geophysical equipment.
     Pursuant to European regulation n°1606/2002 dated July 19, 2002, the accompanying consolidated financial statements have been prepared in accordance with International Financial Reporting Standards (“IFRS”) and its interpretations adopted by the International Accounting Standards Board (IASB) at March 31, 2006.
     International Financial Reporting Standards differ in certain significant respects from accounting principles generally accepted in the United States (“U.S. GAAP”). Notes 3 describes the principal differences between IFRS and U.S. GAAP as they relate to the Group, and reconcile net income as of and for the period ended March 31, 2006 and shareholders’ equity to U.S. GAAP as of and for the period ended December 31, 2005.
     The preparation of financial statements in conformity with IFRS requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.
      Note 2—Analysis by operating segment and geographic zone
     The following tables present operating revenues by activities and by geographic zone based on the location of the customer, operating income and identifiable assets by operating segment.
The Group principally services the oil and gas exploration and production industry and currently operates in two industry segments:
•	Services, which consist of (i) land seismic acquisition, (ii) marine seismic acquisition, and (iii) data processing, and data management;
•	Products, which consist of the manufacture and sale of equipment involved in seismic data acquisition, such as recording and transmission equipment and vibrators for use in land seismic acquisition, and software development and sales.
Revenues by Activity
     The following table sets forth our consolidated operating revenues by activity, and the percentage of total consolidated operating revenues represented thereby, during each of the periods stated:

	Three months ended March 31,
	2006		2005
	(in € millions, except percentages)
Land SBU	33.4	10%	22.4	11%
Offshore SBU	161.5	50%	71.0	36%
Processing & Reservoir SBU	34.7	11%	24.0	13%

Total Services	229.6	71%	117.4	61%
Products	92.5	29%	77.0	39%

Total	322.1	100%	194.4	100%

COMPAGNIE GÉNÉRALE DE GÉOPHYSIQUE, S.A.
Revenues by geographic zone
     The following table sets forth our consolidated operating revenues by geographic zone, and the percentage of total consolidated operating revenues represented thereby, during each of the periods stated :
Analysis of operating revenues by origin

	Three months ended March 31,
	2006		2005
	(in € millions, except percentages)
France	73.0	23%	63.7	33%
Rest of Europe	19.1	6%	11.9	6%
Asia-Pacific/Middle East	96.2	30%	60.8	31%
Africa	19.0	6%	8.3	4%
Americas	114.8	35%	49.7	26%

Total	322.1	100%	194.4	100%

     Analysis of operating revenues by location of customers

	Three months ended March 31,
	2006		2005
	(in € millions, except percentages)
France	2.2	1%	1.9	1%
Rest of Europe	44.4	14%	26.1	13%
Asia-Pacific/Middle East	133.3	41%	93.9	48%
Africa	27.7	9%	22.9	12%
Americas	114.5	35%	49.6	26%

Total	322.1	100%	194.4	100%

COMPAGNIE GÉNÉRALE DE GÉOPHYSIQUE, S.A.
Analysis by operating segment

	Three months ended March 31,
	2006 (unaudited)					2005 (unaudited)
			Eliminations					Eliminations
			and		Consolidated			and		Consolidated
	Services	Products	Adjustments		Total	Services	Products	Adjustments		Total
	(in € millions)					(in € millions)
Revenues from unaffiliated customers	229.6	92.5	—		322.1	117.4	77.0	—		194.4

Inter-segment revenues	0.2	29.0	(29.2)		—	0.2	3.6	(3.8)		—

Operating revenues	229.8	121.5	(29.2)		322.1	117.6	80.6	(3.8)		194.4
Other income from ordinary activities	0.4	—	—		0.4	0.2	—	—		0.2
Total income from ordinary activities	230.2	121.5	(29.2)		322.5	117.8	80.6	(3.8)		194.6

Operating income (loss)	62.0	29.3	(6.8	)(a)	84.5	1.6	15.7	(1.8	) (a)	15.5

Equity in income (loss) of investees	2.7	—	—		2.7	3.8	—	—		3.8

Capital expenditures (b)	66.6	4.2	(4.4)		66.4	14.4	4.4	(0.3)		18.5

Depreciation and amortization (c)	40.9	4.3	(2.1)		43.1	27.1	4.1	(1.1)		30.1

Investments in companies under equity method	—	—	—		—	—	—	—		—

Identifiable assets	1,120.7	437.1	(127.5)		1,430.3	549.4	332.4	(43.0)		838.8

Unallocated and corporate assets					195.4					114.9

Total Assets					1,625.7					953.7

(a)	Includes general corporate expenses of €4.8 million for the three months ended March 31, 2006 and €2.8 million for the comparable period in 2005.

(b)	Includes investments in multi-client surveys of €10.4 million for the first three months ended March 31, 2006 and €6.3 million for the first three months ended March 31, 2005, equipment acquired under capital leases of €0.1 million for the first three months ended March 31, 2006 and €0.2 million for the first three months ended March 31, 2005, and development costs capitalized for €1.2 million for the first three months ended March 31, 2006 and €1.0 million for the comparable period of 2005, in the Services segment. Capitalized development costs in the Products segment were €0.9 million for the three months ended March 31, 2006 and €0.8 million for the comparable period of 2005.

(c)	Includes multi-client survey amortization of €19.0 million for the first three months ended March 31, 2006 and €14.0 million for the comparable period of 2005.

COMPAGNIE GÉNÉRALE DE GÉOPHYSIQUE, S.A.
Note 3— Reconciliation to u.s. gaap
A — Summary of differences between accounting principles followed by the group and u.s. gaap
The accompanying consolidated financial statements have been prepared in accordance with International Financial Reporting Standards (IFRS) as endorsed by the European Union, which differ in certain significant respects from U.S. GAAP. These differences relate primarily to the following items, and the necessary adjustments are shown in the tables in section B below.
Goodwill
Under IFRS, we no longer amortize goodwill beginning January 1, 2004. Under US GAAP, we no longer amortize goodwill beginning January 1, 2002.
Deferred taxes
Under IFRS, deferred tax assets or liabilities, related to non-monetary assets or liabilities that are remeasured from the local currency into the functional currency using historical exchange rates and that result from changes in exchange rates, are recognized.
Under U.S. GAAP, deferred tax liabilities or assets are not recognized for differences related to assets and liabilities that, under FASB Statement N°52 (“Foreign Currency Translation”), are remeasured from the local currency into the functional currency using historical exchange rates and that result from changes in exchange rates.
Currency translation adjustment
Under IFRS, the accumulated total of translation adjustments at January 1, 2004 has been reversed against consolidated reserves. As a consequence, all gains and losses linked to the currency translation adjustment on entities that are sold or that exit our scope of consolidation scope are computed on the basis of the restated currency translation adjustment.
Under U.S. GAAP, historical values are maintained for currency translation adjustment and thus for calculation of gains and losses linked to the currency translation adjustment on entities that are sold or that exit our scope of consolidation.
Stock-based compensation
Under IFRS, stock options granted to employees are included in the financial statements using the following principles: the stock option’s fair value is determined on the granting date and is recognized in personnel costs on a straight-line basis over the period between the grant date and the exercise date – corresponding to the vesting period. Stock option fair value is calculated using the Black-Scholes model, only for stock-options plans granted since November 7, 2002.
Under US GAAP, CGG applies the FAS123 (R) standard in 2006. Compensation costs for requisite services rendered over the period are recognized at their fair value through the income statement. This method applies to all plans granted by the group. On the three months period ended March 31, 2005, compensation costs on stock options plans granted to employee were valued as the excess if any, of the market price of the underlying shares at the date of grant over the exercise price of the option. This cost is recognized through income statement on all stock options plans granted by the Group (intrinsic value method).
Development costs
Under IFRS, expenditure on development activities, whereby research findings are applied to a plan or design for the production of new or substantially improved products and processes, is capitalized if:
•	the project is clearly defined, and costs are separately identified and reliably measured,

•	the product or process is technically and commercially feasible,

•	the Group has sufficient resources to complete development.
Under U.S. GAAP, all expenditures related to research and development are recognized as an expense in the income statement.

  Convertible bonds
For US GAAP purposes, as regards convertible bonds, there is an embedded derivative that can not be reliably assessed, corresponding to the early redemption clause (see note 12 to our consolidated annual financial statements included in our Annual Report on Form 20-F for the year ended December 31, 2005). The probability of occurrence of this clause being uncertain, the related embedded derivative cannot be measured reliably and thus is not recognized by the Group in its U.S. GAAP financial statements.
Derivative instruments and hedging activity
Under IFRS, long-term contracts in foreign currencies (primarily U.S. dollar) are not considered to include embedded derivatives when such contracts are routinely denominated in this currency (primarily U.S. dollars) in the industry.
Under U.S. GAAP, such an exemption does not exist and embedded derivatives in long-term contracts in foreign currencies (primarily U.S. dollar) are recorded in the balance sheet at fair value and revenues and expenses with a non-U.S. client or supplier are recognized at the forward exchange rate negotiated at the beginning of the contract. The variation of fair market value of the embedded derivative foreign exchange contracts is recognized in the income statement in the line item “Other financial income (loss)”.
Comprehensive income
Comprehensive income includes all changes in equity during a period except those resulting from investments by owners and distributions to owners. In our consolidated financial statements, the concept of comprehensive income corresponds to the caption Gains and losses directly recognized in equity in IFRS consolidated statements.
In U.S. GAAP financial statements, comprehensive income and its components must be displayed in a statement of comprehensive income.
For us, these statements include in addition to net income:
•	changes in the cumulative translation adjustment related to consolidated foreign subsidiaries,

•	changes in the fair value of derivative instruments designed as cash flow hedges meeting the criteria established by SFAS 133; and

•	changes in the amount of the additional minimum pension liability due to actuarial losses.

COMPAGNIE GÉNÉRALE DE GÉOPHYSIQUE, S.A.
B — Reconciliation of net income and shareholders’equity to u.s. gaap
Consolidated Net Income

	March 31,
	2006	2005
		restated (1)
( in € millions, except per share data)	(unaudited)	(unaudited)

Net income (loss) as reported in the Statement of Operations	46.2	(8.8)

Deferred tax (FAS 109)	0.2	0.5

Loss on extinguishment of debt	—	(2.8)

Cancellation of IFRS long-term contracts adjustment	—	(1.1)

Cancellation of IFRS currency translation adjustment	—	3.6

Cancellation of IFRS capitalization of development costs	(1.6)	(1.6)

Cancellation of IFRS tangible assets adjustment	0.1	—

Stock-options (FAS 123)	(0.1)	—

Derivative instruments	(12.3)	10.0

Net income (loss) according to U.S. GAAP	32.5	(0.2)

Weighted average number of shares outstanding	17,118,524	11,742,580
Dilutive potential shares from stock-options (2)	360,631	215,151
Dilutive potential shares from convertible bonds (3)	252,500	1,400,000

Adjusted weighted average number of shares and assumed option exercises when dilutive (2) (3)	17,479,754	11,742,580
Net income (loss) per share
Basic for shareholder	1.90	(0.02)
Diluted for shareholder	1.86	(0.02)

(1)	Restatement of convertible bonds accounting treatment (€15.0 million expense in income statement)

(2)	For the period March 31, 2005, the effect of stock-options was anti-dilutive

(3)	For the periods ended March 31, 2006 and March 31, 2005, the effect of convertible bonds was anti-dilutive
Shareholders’ equity (a)

	March 31,	December 31,
	2006	2005
(in € millions)	(unaudited)

Shareholders’ equity as reported in the Consolidated Balance Sheets	744.1	698.5

Goodwill amortization (FAS 142) (b)	13.1	13.4

Deferred tax (FAS 109) (b)	(7.9)	(8.3)

Stock options	(2.7)	(2.5)

Cancellation of IFRS tangible assets adjustment	(6.9)	(6.9)

Cancellation of IFRS capitalization of development costs	(15.2)	(13.6)

Derivative instruments (FAS 133)	(3.4)	8.9

Shareholders’ equity according to U.S. GAAP	721.1	689.5

(a)	All adjustments disclosed above are net of tax effects, if applicable.

(b)	This amount is net of cumulative currency translation adjustment effect.

Item 2:	MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS
Factors Affecting Results of Operations
Group Organization
     We divide our businesses into two segments, geophysical services and geophysical products (seismic equipment produced by our Sercel subsidiaries).
     We organize our geophysical services business into two geographical areas: the Western hemisphere, which includes the Americas, and the Eastern hemisphere, which includes Europe, Africa and Asia-Pacific. We also divide our services segment into three strategic business units, or SBUs:
•	the Land SBU for land, transition zone and shallow water seismic acquisition activities;

•	the Offshore SBU for marine seismic acquisition and multi-client library sales; and

•	the Processing & Reservoir SBU for seismic data processing, data management and reservoir studies.
     Our Products segment, which we operate through Sercel and its subsidiaries, is made up of our manufacturing and sales activities for seismic data acquisition equipment, both land and offshore.
Geophysical Market environment
     Overall demand for geophysical services is dependent upon spending by oil and gas companies for exploration, production development and field management activities. We believe the level of spending by such companies depends on their perception of the relationship between proven future reserves and expected future energy consumption.
     After many years of strong growth, the geophysical market in 1999, following a sharp drop in the price of oil, experienced a deep recession, which we believe resulted in a reduction of more than 40% in industry revenues compared to 1998. The geophysical services market (particularly the offshore segment) has improved since 1999 in terms of both volumes of sales and prices, gradually until mid-2004, and then more rapidly.
     We believe that two principal factors have contributed to the slow recovery from 1999 to mid-2004 of geophysical services despite increasing oil and gas prices. First, global geopolitical uncertainty, particularly following the events of September 11, 2001 and the conflict in Iraq in 2003, harmed the confidence and visibility that are essential to our main clients’ long-term decision-making processes. As a consequence, they delayed or cancelled many projects. Second, geophysical service providers have generally not reacted efficiently to the difficult industry environment and have, in particular, failed to adjust their capacity in response to reduced demand, leading to continuing excess supply pushing down market prices.
     We believe that during 2004, oil and gas companies (including both the major multinational oil companies and the national oil companies) and the large oil and gas consuming nations suddenly perceived a growing and potentially lasting imbalance between the supply of and demand for hydrocarbons. A rapid rise in world consumption requirements, particularly in China and India, resulted in demand for hydrocarbons growing more rapidly than anticipated. At the same time, the excess production capacity of OPEC appeared to have reached historical lows, focusing attention on existing production capacities and available reserves. These market pressures from the both the supply and demand sides consequently produced a sharp rise in oil and gas prices.
     The recognition of an imbalance between hydrocarbon supply and demand has led the oil and gas industry to significantly increase capital expenditures in exploration and production. The seismic services market generally benefits from this spending since seismic services are an important element in the search for new reserves and extraction of more oil from existing reservoirs.
     Nevertheless, we believe that the seismic industry should pursue its consolidatation. We believe that the benefit of such consolidation would be to exploit synergies and to promote the emergence of increasingly global seismic operators possessing larger financial and technological bases.

 Foreign Exchange Fluctuations
     As a company that derives a substantial amount of its revenue from sales internationally, our results of operations are affected by fluctuations in currency exchange rates.
     In order to present trends in our business that may be obscured by currency fluctuations, we have translated certain euro amounts in this Management’s Discussion and Analysis of Financial Condition and Results of Operations into U.S. dollars. See “Trend Information—Currency Fluctuations”.
Change in scope of Offshore activities
          We expanded the capacity of the fleet of our Offshore SBU from five seismic acquisition vessels and one source vessel during the three months ended March 31, 2005 to twelve seismic acquisition vessels during the three months ended March 31, 2006 with:
-	the technological upgrade of one source vessel, the Laurentian, into a 3D seismic vessel in the second half of 2005; and

-	the addition to our existing fleet, through the acquisition of Exploration Resources on September 1, 2005, of three owned seismic vessels equipped for 2D studies (Princess, Duke and Venturer), two owned vessels equipped for 3D studies (Search and C-Orion, which was launched as a 3D vessel with 8 streamers in early 2006) and one chartered cable vessel (Geo Challenger) currently being converted to a 3D seismic vessel (which will join the fleet on the second quarter of 2006).
Revenues and backlog
          Our revenues for the three months ended March 31, 2006 increased 66% to €322.1 million from €194.4 million for the comparable period of 2005. Expressed in U.S. dollars, our consolidated operating revenues for the three months ended March 31, 2006 increased 49% to U.S.$384.1 million from U.S.$257.6 million for the comparable period of 2005. This increase results mainly from our Offshore SBU, in which revenues increased 128% (105% in U.S. dollars terms) between the three months ended March 31, 2006 and the comparable period of 2005.
          Our backlog as of May 1, 2006 was €805.5 million (U.S.$975 million) compared to €374 million (U.S.$485 million) as of May 1, 2005.
Acquisitions and disposals for the first three months ended March 31, 2006
          On March 27, 2006, we signed a Memorandum of Understanding with Industrialization & Energy Services Company (TAQA), our long term Saudi Partner in Argas (Arabian Geophysical and Surveying Company), which is 51% owned by TAQA and 49% by us. Under this agreement, TAQA will acquire 49% of the capital of CGG Ardiseis, a newly formed CGG subsidiary dedicated to land & shallow water seismic data acquisition in the Middle East, and we will keep a 51% interest. CGG Ardiseis, whose headquarters are located in Dubai, expects to provide its clients with the complete range of CGG land and shallow water acquisition services, focusing on Eye-D, the latest CGG technology for full 3D seismic imaging. As part of the agreement, CGG Ardiseis activities in the Gulf Cooperation Council countries will be exclusively operated by Argas.
7 1/2 Senior Notes due 2015 — Additional notes
          On February 3, 2006, we issued an additional $165 million principal amount of our dollar-denominated 7 1/2% Senior Notes due 2015 issued in April 2005 in a private placement to certain eligible investors. The notes were issued at a price of 103-1/4% of their principal amount, resulting in a Yield-to-Worst of 6.9%. The net proceeds from the notes were used on February 10, 2006 to repay the $140.3 million remaining outstanding under our $375 million bridge credit facility used to financed the acquisition of Exploration Resources.
Additional financing agreement
          On March 13, 2006, CGG Marine Resources Norge AS concluded a medium term financing agreement for U.S.$26.5 million with a bank. The purpose of this agreement was to finance the acquisition of newly-developed “Sentinel” streamers for the Offshore SBU. This financing is guaranteed by a pledge on the equipment.
Additional credit line
          On March 29, 2006, Exploration Resources concluded a credit facility of U.S.$70 million. The proceeds from this credit facility will finance seismic equipment for the vessels C-Orion and Geo-Challenger and the conversion of the Geo-Challenger from a cable laying vessel to a 3D seismic vessel.
Critical Accounting Policies
     Our significant accounting policies, which we have applied consistently, are fully described in note 1 to our consolidated financial statements included elsewhere in this document. However, certain of our accounting policies are particularly important to the portrayal of our financial position and results of operations, and these are described below. As we must exercise significant judgment when we apply these policies, their application is subject to an inherent degree of uncertainty.
Operating revenues
     Operating revenues are recognized when they can be measured reliably, and when it is likely that the economic benefits associated with the transaction will flow to the entity, which is at the point that such revenues have been realized or are considered realizable. For contracts where the percentage on completion method of accounting is being applied, revenues are only recognized when the costs incurred for the transaction and the cost to complete the transaction can be measured reliably and such revenues are considered earned and realizable.
▪	Multi-client surveys
     Multi-client surveys consist of seismic surveys to be licensed to customers on a non-exclusive basis. All costs directly incurred in acquiring, processing and otherwise completing seismic surveys are capitalized into the multi-client surveys. The value of our multi-client library is stated on our balance sheet at the aggregate of those costs less accumulated amortization or at fair value if lower. We review the library for potential impairment of our independent surveys on an ongoing basis.
     Revenues related to multi-client surveys result from (i) pre-commitments and (ii) licenses after completion of the surveys (“after-sales”).
          Pre-commitments — Generally, we obtain commitments from a limited number of customers before a seismic project is completed. These pre-commitments cover part or all of the survey area blocks. In return for the commitment, the customer typically gains the right to direct or influence the project specifications, advance access to data as it is being acquired, and favorable pricing. The Company records payments that it receives during periods of mobilization as advance billing in the balance sheet in the line item “Advance billings to customers”.
          The Company recognizes pre-commitments as revenue when production is begun based on the ratio of project cost incurred during that period to total estimated project cost. The Company believes this ratio to be generally consistent with the physical progress of the project.
          After sales — Generally, we grant a license entitling non-exclusive access to a complete and ready for use, specifically defined portion of our multi-client data library in exchange for a fixed and determinable payment. We recognize after sales revenue upon the client executing a valid license agreement and having been granted access to the data. Within thirty days of execution and access, the client may exercise our warranty that the medium on which the data is transmitted (a magnetic cartridge) is free from technical defects. If the warranty is exercised, the Company will provide the same data on a new magnetic cartridge. The cost of providing new magnetic cartridges is negligible.
          After sales volume agreements — We enter into customer arrangements in which we agree to grant licenses to the customer for access to a specified number of blocks of the multi-client library. These arrangements typically enable the customer to select and access the specific blocks for a limited period of time. We recognize revenue when the blocks are selected and the client has been granted access to the data. Within thirty days of execution and access, the client may exercise our warranty that the medium on which the data is transmitted (a magnetic cartridge) is free from technical defects. If the warranty is exercised, the Company will provide the same data on a new magnetic cartridge. The cost of providing new magnetic cartridges is negligible.
▪	Exclusive surveys
     In exclusive surveys, we perform seismic services (acquisition and processing) for a specific customer. We recognize proprietary/contract revenues as the services are rendered. We evaluate the progress to date, in a manner generally consistent with the physical progress of the project, and recognize revenues based on the ratio of the project cost incurred during that period to the total estimated project cost. We believe this ratio to be generally consistent with the physical progress of the project.
     The billings and the costs related to the transits of seismic vessels at the beginning of the survey are deferred and recognized over the duration of the contract by reference to the technical stage of completion.
     In some exclusive survey contracts and a limited number of multi-client survey contracts, the Company is required to meet certain milestones. The Company defers recognition of revenue on such contracts until all milestones that provide the customer a right of cancellation or refund of amounts paid have been met.
▪	Other geophysical services
Revenues from our other geophysical services are recognized as the services are performed and, when related to long-term contracts, using the performance method of recognizing income.
▪	Equipment sales
     We recognize revenues on equipment sales upon delivery to the customer. Any advance billings to customers are recorded in current liabilities.
▪	Software and hardware sales
We recognize revenues from the sale of software and hardware products following acceptance of the product by the customer at which time we have no further significant vendor obligations remaining. Any advance billings to customers are recorded in current liabilities.
          If an arrangement to deliver software, either alone or together with other products or services, requires significant production, modification, or customization of software, the entire arrangement is accounted for as a production-type contract, i.e. using the percentage of completion method.
          If the software arrangement provides for multiple deliverables (e.g. upgrades or enhancements, post-contract customer support such as maintenance, or services), the revenue is allocated to the various elements based on specific objective evidence of fair value, regardless of any separate allocations stated within the contract for each element. Each element is appropriately accounted for under the applicable accounting standard.
          Maintenance revenues consist primarily of post contract customer support agreements and are recorded as advance billings to customers and recognized as revenue on a straight-line basis over the contract period.
Multi-client surveys
          Multi-client surveys consist of seismic surveys to be licensed to customers on a non-exclusive basis. All costs directly incurred in acquiring, processing and otherwise completing seismic surveys are capitalized into the multi-client surveys. The value of our multi-client library is stated on our balance sheet at the aggregate of those costs less accumulated amortization or at fair value if lower. We review the library for potential impairment of our independent surveys on an ongoing basis.
          We amortize the multi-client surveys over the period during which the data is expected to be marketed using a pro-rata method based on recognized revenues as a percentage of total estimated sales (such estimation relies on the historical sales track record).
     In this respect, we use three different sets of parameters depending on the area or type of surveys considered:
-	Gulf of Mexico surveys are amortized on the basis of 66.6% of revenues. Starting at time of data delivery, a minimum straight-line depreciation scheme is applied on a three-year period, should total accumulated depreciation from the 66.6% of revenues amortization method be below this minimum level;

-	Rest of the world surveys: same as above except depreciation is 83.3% of revenues and straight-line depreciation is over a five-year period from data delivery; and

-	Long term strategic 2D surveys are amortized on the basis of revenues according to the above area split and straight-line depreciation on a seven-year period from data delivery.
Development costs
          Expenditures on research activities undertaken with the prospect of gaining new scientific or technological knowledge and understanding are recognized in the income statement as expenses as incurred and are presented as “Research and development expenses — net”.
     Expenditure on development activities, whereby research finding are applied to a plan or design for the production of new or substantially improved products and processes, are capitalized if:
-	the project is clearly defined, and costs are separately identified and reliably measured,

-	the product or process is technically and commercially feasible,

-	we have sufficient resources to complete development, and

-	the intangible asset is likely to generate future economic benefits, either because it is useful to us or through an existing market for the intangible asset itself or for its products.
          Expenditures capitalized include the cost of materials, direct labor and an appropriate proportion of overhead. Other development expenditures are recognized in the income statement as expenses as incurred and are presented as “Research and development expenses – net”.
          Capitalized development expenditures are stated at cost less accumulated amortization and impairment losses.
          We amortize capitalized developments costs over 5 years.
          Research & development expenses in our income statement represent the net cost of development costs that are not capitalized, of research costs, offset by government grants acquired for research and development.
Impairment
          In accordance with IAS 36 “Impairment of assets”, the carrying amounts of our assets, other than inventories and deferred tax assets, are reviewed at each balance sheet date to determine whether there is any indication of impairment. If any such indication exists, we estimate the asset’s recoverable amount. Factors we consider important by that could trigger an impairment review include the following:
-	significant underperformance relative to expected operating results based upon historical and/or projected data,

-	significant changes in the manner of our use of the acquired assets or the strategy for our overall business, and

-	significant negative industry or economic trends.
          The recoverable amount of tangible and intangible assets is the greater of their net fair value less costs to sell and value in use.
          For cash generating units comprised of goodwill, assets that have an indefinite useful life or intangible assets that are not yet available for use, we estimate the recoverable amount at each balance sheet date.
          We determine the recoverable amounts by estimating future cash flows expected from the assets or from the cash generating units, discounted to their present value using a discount rate that reflects current market assessments of the time value of money and the risks specific to the asset.
          We recognize an impairment loss whenever the carrying amount of an asset exceeds its recoverable amount. For an asset that does not generate largely independent cash inflows, the recoverable amount is determined for the cash-generating unit to which the asset belongs.
          Impairment losses are recognized in the income statement. Impairment losses recognized in respect of a group of non independent assets allocated to a cash-generating unit are allocated first to reduce the carrying amount of any goodwill allocated to cash-generating units (group of units) and then, to reduce the carrying amount of the other assets in the unit (group of units) on a pro rata basis.
Onerous contracts
          We recognize a provision on onerous contracts corresponding to the excess of the unavoidable costs of meeting the obligations under the contract over the economic benefits expected to be received under it, as estimated by the Group.
Convertible bonds
          As the $85 million 7.75% subordinated bonds due 2012 convertible into new ordinary shares or redeemable into new shares and/or existing shares and/or in cash issued in 2004 are denominated in U.S. dollars and convertible into new ordinary shares denominated in Euros, the embedded conversion option has been bifurcated and accounted separately within non-current liabilities. The conversion option and the debt component were initially recognized at fair value on issuance. The amount of the debt component to be recorded within the financial statements has been discounted at the rate of 10.75%, the rate borne by comparable indebtedness without a conversion option. As a result, we bifurcated the embedded conversion option by €10.5 million at the issuance as “Other non-current assets”. The discounting of the debt at the issuance is accounted for as “Cost of financial debt” until the maturity of the convertible bonds.
          Changes in the fair value of the embedded derivative are recognized in the consolidated income statement in the line item

“Variance on derivative convertible bonds”. The fair value of the embedded derivative has been determined using a binomial model.
Three months ended March 31, 2006 compared to three months ended March 31, 2005
Operating Revenues
     Our consolidated operating revenues for the three months ended March 31, 2006 increased 66% to €322.1 million from €194.4 million for the comparable period of 2005. Expressed in U.S dollars, our consolidated operating revenues increased 49% to U.S.$384.1 million in the three months ended March 31, 2006 from U.S.$257.6 million for the comparable period of 2005. This increase was primarily attributable to our Services segment, and particularly our Offshore SBU.
     Services
     Operating revenues for our Services segment (excluding internal sales) increased 95% to €229.6 million for the three months ended March 31, 2006 from €117.4 million for the comparable period of 2005. In U.S. dollar terms, operating revenues increased 76% to U.S.$ 273.7 million for the three months ended March 31, 2006 from U.S.$155.6 million for the comparable period of 2005. This increase was primarily attributable to our Offshore SBU.
          Land SBU — Operating revenues for our Land SBU increased 48% to €33.4 million for the three months ended March 31, 2006, from €22.5 million for the comparable period of 2005. In U.S. dollar terms, operating revenues increased 33% to U.S.$39.8 million for the three months ended March 31, 2006 from U.S.$29.8 million for the comparable period of 2005. On average, twelve crews were in operation during the three months ended March 31, 2006 compared to nine crews during the comparable period of 2005.
          Offshore SBU — Operating revenues for our Offshore SBU for three months ended March 31, 2006 increased 128% to €161.5 million from €71.0 million for the comparable period of 2005. In U.S. dollars terms, operating revenues increased 105% to U.S.$192.6 million for the three months ended March 31, 2006 from U.S.$ 94.0 million for the comparable period of 2005 mainly due to:
-	the addition to our 3D fleet of three vessels through Exploration Resources’ acquisition in September 2005 (the Polar Search operated as a 3D vessel during the three months ended March 31, 2006 while the C-Orion operated as a 3D vessel since February 2006, and the Geo Challenger, did not operate during the period, as it was being converted to a 3D seismic vessel)

-	price increases in the exclusive marine market and good use of capacity of our seismic vessels, and

-	and outstanding after-sales of our multi-client surveys.
     Exclusive sales increased 87% to €90.6 million in the three months ended March 31, 2006 from €48.4 million for the comparable period 2005, due principally to higher prices and increased capacity. Exclusive contracts accounted for 56% of Offshore SBU sales for the three months ended March 31, 2006 compared to 68% for the comparable period 2005, when our entire fleet was dedicated to exclusive surveys.
     Multi-client data sales increased 214% to €70.9 million for the three months ended March 31, 2006 from €22.6 million for the comparable period of 2005 due to a significant increase in both after-sales and pre-commitment sales. Pre-commitment sales increased 203% to €10.6 million in the three months ended March 31, 2006 from €3.5 million in the comparable period of 2005. After-sales levels increased by 216% to €60.3 million in the three months ended March 31, 2006 from €19.1 million for the comparable period of 2005 due to very high demand for data in the Gulf of Mexico, where exploration licenses were allocated in March 2006, and in Brazil, where exploration blocks awarded in 2005 were effectively allocated at the beginning of 2006.
     The net book value of our marine multi-clients data library was €84.2 million as of March 31, 2006 compared to €119.4 million as of March 31, 2005. On March 31, 2006, the Norwegian government decided not to award exploration-production licenses on blocks where one of our surveys (Moere) is located. As this decision changed previous estimate of future sales, this €4.6 million survey was fully depreciated at March 31, 2006.
          Processing & Reservoir SBU — Operating revenues for our Processing & Reservoir SBU increased 45% to €34.7 million for the three months ended March 31, 2006 from €24.0 million for the comparable period of 2005. In U.S. dollars terms, operating revenues increased 30% to U.S$41.4 million for the three months ended March 31, 2006 from U.S.$31.7 million for the comparable period of 2005, primarily due to a high volume increase of demand in the marine acquisition market and to the new centers we opened.
     Products
     Operating revenues for our Products segment increased 51% to €121.5 million for the three months ended March 31, 2006 from €80.6 million for the comparable period of 2005. In U.S. dollar terms, revenues increased 36% from U.S.$106.8 million for the three month ended March 31, 2005 to U.S.$144.8 million for the comparable period of 2006. Excluding intra-group sales, revenues increased 20% to €92.5 million compared to €77.0 million for the comparable period in 2005, primarily due to stronger sales of Marine products.

Operating Expenses
     Cost of operations, including depreciation and amortization, increased 33% to €202.1 million for the three months ended March 31, 2006 from €152.5 million for the comparable period of 2005. As a percentage of operating revenues, cost of operations decreased to 62.7% for the three months ended March 31, 2006 from 78.4% for the comparable period of 2005. Gross profit increased by 186% to €120.4 million for the three months ended March 31, 2006 from €42.1 million for the comparable period of 2005, representing 37.4% and 21.7% of operating revenues, respectively. This increase was due to improved productivity in both Services and Products segments, and, in particular, to significant after-sales on multi-client surveys that were already fully depreciated.
     Research and development expenditures increased 14% to €8.8 million for the three months ended March 31, 2006, from €7.7 million for the comparable period of 2005, representing 3% and 4% of operating revenues, respectively.
     Selling, general and administrative expenses increased 44% to €28.6 million for the three months ended March 31, 2006 from €19.8 million for the comparable period of 2005, primarily as a result of the Exploration Resources integration and the stronger support for significant organic growth. As a percentage of operating revenues, selling, general and administrative costs decreased to 9% for the three months ended March 31, 2006 from 10% for the comparable period of 2005.
Operating Income (Loss)
     Our operating income increased to €84.5 million for the three months ended March 31, 2006, from €15.5 million for the comparable period of 2005.
     Operating income for our Services segment increased to €62.0 million for the three months ended March 31, 2006 from €1.6 million for the comparable period of 2005. This increase was mainly due to a very high level of after-sales, high prices in the exclusive marine acquisition sector, improved use of capacity of our seismic vessels, the recovery of our Land SBU and the positive effect of the euro/U.S. dollar exchange rate.
     Operating income from our Products segment increased 87% to €29.3 million for three months ended March 31, 2006 from €15.7 million for the comparable period of 2005. This increase was principally the result of a higher volume of Marine products sales and improved productivity.
     Other revenues increased to €1.5 million for the three months ended March 31, 2006 from €0.9 million for the comparable period of 2005. Other revenues included primarily in 2006 the positive effect of the gain on the sale of second-hand streamers for €1.5 million.
Financial Income and Expenses
     Cost of financial debt increased 30% to €7.0 million for the three months ended March 31, 2006, from €5.4 million for the comparable period of 2005. In U.S. dollars term, the cost increased only 15% to U.S.$8.3 million for the three months ended March 31, 2006, from U.S.$7.2 million for the comparable period of 2005. This increase is due to changes in the structure of our financial debt from a financial debt mainly composed of our $150 million of 10 5/8% Senior Notes (repaid in May 2005) and our 7.75% U.S.$84,980,000 convertible bonds due 2012 (which we partially converted in November 2005) during the first three months ended March 31, 2005 to a financial debt mainly composed of our U.S.$165 million 7 1/2% Senior Notes due 2015 issued in April 2005, with a further fungible issuance of U.S.$165 million in prinicpal amount in January 2006.
     The variance in the fair value of the conversion option embedded in our 7.75% U.S.$85 million convertible bonds due 2012 resulted in an aggregate expense of €12.4 for the three-month period ended March 31, 2006 and of €15.0 million for the three-month period ended March 31, 2005, accounted for as ‘‘Variance on derivative on convertible bonds’’ in our income statement. The increase in the value of the derivative is mainly due to the increase in our share price in both periods.
     Other financial income was a loss of €1.7 million for the three months ended March 31, 2006 from an income of €0.7 million for the comparable period of 2005.
Equity in Income (Losses) of Affiliates
     Income from investments accounted for under the equity method decreased to €2.7 million for the three months ended March 31, 2006 from €3.8 million for the comparable period of 2005 and corresponds largely to our share in the income of Argas, our joint venture in Saudi Arabia, which operated four land crews during the three months ended March 31, 2006 compared to three land crews during the comparable period of 2005.

Income Taxes
     Income taxes increased 136% to €19.6 million for the three months ended March 31, 2006 from €8.3 million for the comparable period of 2005, principally due to the increase of our U.S. income tax. The increase in U.S. income tax is primarily due to the increase of taxable income in the United States linked to the high level of U.S. multi-client survey sales.
     Because we earn a majority of our taxable income outside of France, foreign taxation significantly affects our overall income tax expense. We are not subject to a worldwide taxation system, and the income tax paid in foreign countries, mainly based on revenues, does not generate comparable tax credits in France.
Net Income (Loss)
     Net income was €46.5 million for the three months ended March 31, 2006 from a loss of €8.7 million for the comparable period of 2005 as a result of the factors discussed above.
Liquidity and Capital Resources
     Our principal needs for capital are the funding of ongoing operations, capital expenditures, investments in our multi-client data library and acquisitions (such as Exploration Resources). We have financed our capital needs with cash flow from operations, borrowings under bank facilities and offerings of notes. We believe that net cash provided by operating activities, the additional financing resources generated by our offerings of notes and available borrowings under bank facilities will be sufficient to meet our liquidity needs for the foreseeable future.
Operations
     Net cash provided by operating activities was €82.2 million for the three months ended March 31, 2006 compared to €17.8 million for the comparable period of 2005. Before changes in working capital, net cash provided by operating activities for the three months ended March 31, 2006 was €116.5 million compared to €47.9 million for the comparable period of 2005 as a result of our increased net income during the three months ended March 31, 2006. Changes in working capital had a negative impact on cash from operating activities of €34.3 million in the first three months of 2006 compared to a negative impact of €30.1 million for the comparable period for 2005.
Investing Activities
     In the three months ended March 31, 2006, we incurred purchases of tangible and intangible assets of €56.0 million, mainly linked to the conversion in-progress of our vessel, the Geo Challenger, from a cable vessel into a 3D seismic vessel, compared to €13.5 million for the three months ended March 31, 2005. In addition, we entered into €0.1 million of new capital leases in the three months ended March 31, 2006.
     In the three months ended March 31, 2006, we also invested €10.4 million in our multi-client library, in the Gulf of Mexico. As of March 31, 2006, the net book value of our marine multi-client data library was €84.2 million compared to €93.6 million as of December 31, 2005.
Financing Activities
     Net cash provided by financing activities during the three months period ended March 31, 2006 was €18.6 million compared to net cash used for financing activities of €52.8 million for the comparable period of 2005. In February 2006, we issued an additional $165 million of our dollar-denominated 7 1/2% Senior Notes due 2015 first issued in April 2005 and the net proceeds from the Additional Notes was used on February 10, 2006 primarily to repay the $140.3 million remaining outstanding under our U.S.$375 million bridge credit facility used to finance the acquisition of Exploration Resources.
     Net financial debt as of March 31, 2006 was €269.4 million, a decrease of 9% from €297.2 million as of December 31, 2005. The ratio of net debt to equity decreased to 36% as of March 31, 2006 from 42% as of December 31, 2005.

     “Net debt” is the amount of bank overdrafts, plus current portion of long-term debt, plus long-term debt, less cash and cash equivalents. The following table presents a reconciliation of net debt to financing items of the balance sheet at March 31, 2006 and at December 31, 2005:

	March 31,	December 31,
(in millions of euros)	2005	2004

Bank overdrafts	12.2	9.3
Current portion of long-term debt	41.8	157.9
Long-term debt	365.2	242.4
Less cash and cash equivalents	(149.8)	(112.4)

Net debt	269.4	297.2

     ORBDA for the three months ended March 31, 2006 was €131.3 million compared to €50.1 million for the comparable period of 2005.
‘‘ORBDA’’ (Operating Result Before Depreciation and Amortization is defined as operating income (loss) excluding non-recurring revenues (expenses) plus depreciation, amortization and additions (deductions) to valuation allowances of assets and add-back of dividends received from equity companies. ORBDA is presented as additional information because our syndicated credit facility dated March 12, 2004 requires us to respect a maximum ratio of consolidated net debt to ORBDA. The maximum permitted ratio of consolidated net debt to ORBDA under the syndicated credit facility is 2.50 on the 12 months period preceding December 31, 2005 and 2.00 on the following 12 months periods. If we fail to meet this ratio and do not obtain waivers, we may be unable to borrow under such facility and may be compelled to repay amounts outstanding thereunder. Either the inability to borrow or the requirement to repay borrowed sums may have a negative effect on our liquidity and, consequently, may increase our vulnerability to general adverse economic and industry trends or limit our flexibility in adapting to such trends. ORBDA is not a measure of financial performance under IFRS or U.S. GAAP and should not be considered as an alternative to cash flow from operating activities or as a measure of liquidity or an alternative to net income as indicators of our operating performance or any other measures of performance derived in accordance with IFRS or U.S. GAAP.
     The following table presents a reconciliation of ORBDA to Net cash provided by operating activities for the periods indicated as follows:

	Three months ended
	March 31,
(in million of euros)	2006	2005
ORBDA	131.3	50.1
Other financial income (expense) — net	(14.1)	(14.3)
Income tax paid	(16.1)	(6.7)
Non-recurring gains (losses)	(0.1)	(0.3)
Increase (decrease) in other long-term liabilities	3.3	3.6
Expense and income calculated on stock-option	0.1	0.1
Less net gain on sale of asset	(1.5)	0.3
Other non-cash items	13.1	15.1
(Increase) decrease in trade accounts and notes receivables	0.3	(28.7)
(Increase) decrease in inventories and work in progress	(16.0)	(1.8)
(Increase) decrease in other current assets	3.8	2.9
Increase (decrease) in trade accounts and notes payables	(30.0)	(4.7)
Increase (decrease) in other current liabilities	10.8	(1.1)
Impact of changes in exchange rate	(3.2)	3.3
Less variation of current assets allowance included above	0.5	—
Net cash provided by operating activities according to cash-flow statement	82.2	17.8
     For a more detailed description of our financing activities, see “Liquidity and Capital Resources” in our annual report on Form 20-F for the year ended December 31, 2005.

Contractual Obligations
     The following table sets forth our future cash obligations as of March 31, 2006:

	Payments Due by Period
				More than 5
(in € million)	Less than 1 year	2-3 years	4-5 years	years	Total
Long-Term Debt	20.7	14.7	9.6	277.8	322.8
Capital Lease Obligations	16.4	28.0	14.2	29.5	88.1
Operating Leases	46.5	36.7	10.2	0.8	94.2
Other Long-Term Obligations (bond interest)	21.4	37.5	42.9	90.3	192.1

Total Contractual Cash Obligations	105.0	116.9	76.9	398.4	697.2

Trend Information
Currency Fluctuations
     Certain changes in operating revenues set forth in U.S. dollars in this section were derived by translating revenues recorded in euros at the average rate for the relevant period. Such information is presented in light of the fact that most of our revenues are denominated in U.S. dollars while our consolidated financial statements are presented in euros. Such changes are presented only in order to assist in an understanding of our operating revenues but are not part of our reported financial statements and may not be indicative of changes in our actual or anticipated operating revenues.
     As a company that derives a substantial amount of its revenue from sales internationally, we are subject to risks relating to fluctuations in currency exchange rates. In the year ended December 31, 2005 and the year ended December 31, 2004, about 90% of our operating revenues and approximately two-thirds of our operating expenses were denominated in currencies other than euros. These included U.S. dollars and, to a significantly lesser extent, other non-Euro Western European currencies, principally British pounds and Norwegian kroner. In addition, a significant portion of our revenues that were invoiced in euros related to contracts that were effectively priced in U.S. dollars, as the U.S. dollar often serves as the reference currency when bidding for contracts to provide geophysical services.
     Fluctuations in the exchange rate of the euro against such other currencies, particularly the U.S. dollar, have had in the past and can be expected in future periods to have a significant effect upon our results of operations. Since we participate in competitive bids for data acquisition contracts that are denominated in U.S. dollars, an appreciation of the U.S. dollar against the euro improves our competitive position against that of other companies whose costs and expenses are denominated in U.S. dollars. For financial reporting purposes, such appreciation positively affects our reported results of operations since U.S. dollar-denominated earnings that are converted to euros are stated at an increased value. An appreciation of the euro against the U.S. dollar has the opposite effect. As a result, the Group’s sales and operating income are exposed to the effects of fluctuations in the value of the euro versus the U.S. dollar. In addition, our exposure to fluctuations in the euro/U.S. dollar exchange rate has considerably increased over the last few years due to increased sales outside of Europe.
     We attempt to match foreign currency revenues and expenses in order to balance our net position of receivables and payables denominated in foreign currencies. For example, charter costs for our four vessels, as well as our most important computer hardware leases, are denominated in U.S. dollars. Nevertheless, during the past five years such dollar-denominated expenses have not equaled dollar-denominated revenues principally due to personnel costs payable in euros.
     We do not enter into forward foreign currency exchange contracts for trading purposes.
Seasonality
     Our land and marine seismic acquisition activities are usually seasonal in nature as a consequence of weather conditions in the Northern Hemisphere and of the timing chosen by our principal clients to commit their annual exploration budget to specific projects. Nevertheless, none of those factors affected negatively the sales of the three months period ended March 31, 2006.

Item 3: CONTROLS AND PROCEDURES
     There has been no change in our internal control over financial reporting during the period covered by this report that has materially affected, or is reasonably likely to materially affect, our internal control over financial reporting. Nevertheless, following our acquisition of Exploration resources, our audit committee was informed of certain weaknesses in Exploration Resources’ internal controls as well as actions being implemented to correct them. Exploration Resources have been demerged from its former majority shareholder in March 2005 but the former majority shareholder continued to keep Exploration Resources books until our acquisition dated September 1, 2005. Our analysis of the book keeping procedures revealed that they were not aligned with CGG’s internal controls, in particular with regard to the IFRS and associated deadlines. The preparation of our 2005 financial statements and of our financial statements for the three months period ended March 31, 2006, in accordance with IFRS required CGG to intervene and supervise local practices. An action plan is currently being implemented in order to improve local practices and reinforce internal control.

SIGNATURES
     Pursuant to the requirements of the Securities Exchange Act of 1934, CGG has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

/s/ Stéphane-Paul Frydman

Compagnie Générale de Géophysique
(Registrant)

/s/ Stéphane-Paul Frydman

Stéphane-Paul Frydman
Group Controller, Treasurer and
Deputy Chief Financial Officer

Date: May 11, 2006